SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 4, 2008

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_  No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Francisco Vila, Investor Relations

fvila@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucía Domville/ Jillian Wanner, ldomville@hfgcg.com Tel: (646) 284-9416

TGS Reports Results for the Second Quarter 2008

and First Half ended June 30, 2008

FOR IMMEDIATE RELEASE: Monday, August 4, 2008

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) today reported a Ps. 55.4 million net income, or Ps. 0.070 per share (Ps. 0.349 per ADS), for the three-month period ended June 30, 2008, compared to the Ps. 53.4 million, or Ps. 0.067 per share (Ps. 0.336 per ADS), reported for the same 2007 period.

Operating income for the second quarter of 2008 declined by 32% in comparison with the same quarter of 2007. This decline was principally due to a lower performance of the NGL business segment, which was affected by major natural gas supply restrictions (resulting in a lower level of production and sales), as well as higher tax on export rates. Notwithstanding, this negative variation was more than compensated through an increase in non-operating results, in which the Ps. 34.5 million non-cash exchange rate gain rise (generated by the higher Argentine peso appreciation in 2008 quarter) explained most of this positive variation.

Net income for the first half of 2008 was Ps. 136.1 million, or Ps. 0.171 per share (Ps. 0.857 per ADS), which compares to Ps. 119.8 million, or Ps. 0.151 per share (Ps. 0.754 per ADS) obtained during the same period of the previous year. Most of the net income increase resulted from a non-cash exchange rate gain of Ps. 36.0 million generated by an Argentine peso appreciation in the 2008 semester, partially offset by a Ps. 9.3 million lower operating income. In addition, 2007 first semester’s net income included a Ps. 15.5 million one-time gain reported in Other (expense) / income, net.

Second Quarter 2008 vs. Second Quarter 2007

In the three-month period ended June 30, 2008, TGS posted total net revenues of Ps. 271.2 million, in comparison with Ps. 324.1 million earned in the second quarter of 2007.

Natural Gas Transportation revenue for the second quarter of 2008 was Ps. 129.0 million, compared to the Ps. 128.0 million earned in the same quarter of 2007.

The Natural Gas Transportation segment represented approximately 48% and 39% of the Company’s total revenue for the second quarter of 2008 and 2007, respectively. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.  This segment is subject to regulation by Ente Nacional Regulador del Gas (“ENARGAS”).

The NGL Production and Commercialization segment revenue declined to Ps. 111.5 million in the three-month period ended June 30, 2008 from Ps. 179.5 million in the same period of 2007, representing a 38% reduction. This decrease is mainly due to a decline in the volume sold, associated with a lower processing level in Cerri Complex in the second quarter of 2008. This is attributable to the natural gas supply interruptions instructed by the Argentine government to certain industries, in order to increase the supply to power plants, as the hydroelectric availability is low and the cost of alternative fuel for thermoelectric plants is higher.

NGL Production and Commercialization revenue accounted for approximately 41% and 56% of the total revenue for the second quarter of 2008 and 2007, respectively. NGL Production and Commercialization consists of natural gas processing activities, conducted at the Cerri Complex. This complex is located near the city of Bahía Blanca, which is connected to each of TGS’s main pipelines, in which ethane, propane, butane and natural gasoline are recovered. This segment also includes the commercialization of NGL for both the Company’s own account and on behalf of its clients.

In the second quarter of 2008, Other Services revenues amounted to Ps. 30.7 million, an 85% rise when compared to revenues of Ps. 16.6 million in the same period of 2007, explained mainly by revenues generated in 2008 period derived from construction services rendered in relation to the expansion of TGS’s pipeline system.

The Other Services segment mainly includes midstream and telecommunication activities. Its share in the Company’s total revenue accounted for approximately 11% and 5% for the three-month periods ended June 30, 2008 and 2007, respectively. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression, rendered at wellhead, typically for gas producers. In addition, TGS provides services related to pipeline and compression plant construction, and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses for the second quarter of 2008 fell to Ps. 183.0 million from Ps. 194.5 million registered in the second quarter of 2007, mainly due to a decline in NGL direct costs attributable to a reduction in tons produced of 17%, partially compensated by higher labor costs.

Net financial income amounted to Ps. 9.6 million in the second quarter of 2008, reflecting a positive variation of Ps. 28.8 million, compared to the net financial expense of Ps. 19.2 million reported in the same quarter of 2007. This variation is mostly explained by a higher exchange rate gain of Ps. 34.5 million generated by a higher appreciation of the local currency in the 2008 period.

For the second quarter of 2008, the Company reported a Ps. 41.6 million income tax expense, compared to Ps. 51.4 million for the same quarter of 2007. This decrease, of Ps. 9.8 million, is partially due to lower net income before income tax reported in the second quarter of 2008.

First Half 2008 vs. First Half 2007

For the six-month period ended June 30, 2008, TGS achieved a total net revenue of Ps. 735.3 million in comparison to Ps. 663.6 million earned in the same semester ended June 30, 2007.

Gas transportation revenue for first half 2008 was Ps. 256.3 million, 1.1% above the Ps. 253.5 million earned in the same period of the previous year.

The NGL production and commercialization segment increased to Ps. 431.9 million in the first half of 2008 from Ps. 362.0 million for the same period of the previous year, representing a 19.3% rise. This resulted mainly as a consequence of higher reference international prices, which were partially offset by lower tons sold, caused mainly by the lower level of processing of natural gas mentioned above.

In the first half of 2008, Other Services revenues amounted to Ps. 47.1 million, reflecting a slight decrease of Ps. 1.0 million compared to the same period of 2007. This decline is primarily due to the effect of lower revenues generated by midstream services, which were offset by higher telecommunication services sales.

Costs of sales, administrative and selling expenses for the first half of 2008 rose by Ps. 81.0 million to Ps. 463.9 million in the 2008 period, from Ps. 382.9 million in the same period of 2007. This variation is mostly attributable to: (i) a Ps. 36.0 million increase in tax on exports, derived principally from significant increases in the rates, which became variable in order to levy 100% of the price increases over established average prices; and (ii) a Ps. 23.6 million rise in NGL costs.

Other (expense) / income, net reported in the first semester of 2008 experienced a negative variation of Ps. 14.3 million, compared to the same period of 2007. This was resultant of the gain generated by the partial reversal of an allowance (of Ps. 15.5 million) recorded in the 2007’s semester in connection with turnover tax claim made by the Province of Buenos Aires (with respect to NGL sales billed since 2002), as the Tax Court of this province confirmed that ethane sales were within the scope of the turnover tax exemption.

Net financial expense decreased from Ps. 72.3 million reported in the first half of 2007 to Ps. 33.9 million at the close of 2008’s period. The positive variation of Ps. 38.4 million was principally due to the exchange rate gain of Ps. 36.0 million generated by the appreciation of the Argentine peso in the 2008’s semester. In addition, interest expense experienced a decrease of Ps. 7.1 million, resulting from more than 20% reduction of the average indebtedness. These effects were partially compensated by lower interest generated by current investment.

Liquidity and Capital Resources

Cash flow from operating activities for the six-month period ended June 30, 2008 amounted to Ps. 268.1 million, which were allocated mostly to increase its cash position. For detailed information on the Company’s cash flow refer to Exhibit IV.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 2.6 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and a subsidiary, 40% by a trust, and 10% by a subsidiary of Enron Corp.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the six-month periods ended June 30, 2008 and 2007

(In millions of  Argentine pesos)

Six-month period ended June 30, 2008	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	256.3	431.9	47.1	-	735.3
Operating income / (loss)	107.3	174.8	12.1	(22.8)	271.4
Depreciation of PP&E	74.5	18.0	7.4	0.8	100.7
Additions to PP&E	74.9	7.2	3.5	4.5	90.1
Identifiable assets	3,772.7	414.0	182.7	638.7	5,008.1
Identifiable liabilities	257.2	35.3	15.9	1,666.0	1,974.4

Six-month period ended June 30, 2007
Net revenues	253.5	362.0	48.1	-	663.6
Operating income / (loss)	112.4	171.9	19.3	(22.9)	280.7
Depreciation of PP&E	73.8	16.6	6.2	0.8	97.4
Additions to PP&E	79.7	10.4	2.5	3.8	96.4
Year ended December 31, 2007
Identifiable assets	3,737.5	474.6	174.2	615.3	5,001.6
Identifiable liabilities	249.5	59.5	9.3	1,753.8	2,072.1

Breakdown of Net Financial Expense for the six-month periods ended June 30, 2008 and 2007

(In millions of Argentine pesos)

	2008	2007
Generated by Assets
Interest	9.2	19.7
Foreign exchange (loss) / gain	(27.6)	7.7
Subtotal	(18.4)	27.4
Generated by Liabilities
Interest expense	(69.2)	(76.3)
Foreign exchange gain / (loss )	63.6	(14.9)
Result of the debt prepayment	-	10.6
Others	(9.9)	(19.1)
Subtotal	(15.5)	(99.7)
Total	(33.9)	(72.3)

Exhibit III

Transportadora de Gas del Sur S.A.
Consolidated Balance Sheets as of June 30, 2008 and December 31, 3007
(in millions of Argentine pesos)

	6/30/2008	12/31/2007
Current assets		
Cash and deposits in banks	163.2	2.8
Investments, net	409.0	421.1
Trade receivables, net	166.4	165.1
Other receivables	57.6	77.6
Inventories	8.5	16.5
Total current assets	**804.7**	**683.1**
Non current assets		
Trade receivables	12.0	13.4
Other receivables	34.4	123.2
Investments, net	1.8	1.1
Property, plant and equipment, net	4,145.8	4,170.6
Intangible assets, net	9.4	10.2
Total non current assets	**4,203.4**	**4,318.5**
Total assets	**5,008.1**	**5,001.6**
Current liabilities		
Accounts payable	143.8	163.6
Loans	15.0	16.5
Payroll and social security taxes payable	18.1	22.8
Taxes payable	14.6	34.3
Advances from customers	29.5	15.4
Other liabilities	13.4	12.0
Provisions for contingencies	53.1	48.1
Total current liabilities	**287.5**	**312.7**
Non current liabilities		
Loans	1,512.5	1,574.5
Taxes payable	52.7	57.4
Advances from customers	121.7	127.5
Total non current liabilities	**1,686.9**	**1,759.4**
Total liabilities	**1,974.4**	**2,072.1**
Shareholders' equity	**3,033.7**	**2,929.5**
Total liabilities and shareholders' equity	**5,008.1**	**5,001.6**

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2008 and 2007

(In millions of Argentine pesos)

	2008	2007
Cash flows provided by operating activities		
Net income for the period	136.1	119.8
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	100.7	97.4
Amortization of intangible assets	0.8	0.3
Consumption of materials	14.2	8.1
Increase / (reversal) in allowances and provisions	5.0	(12.0)
Gain on related companies	(0.6)	(0.6)
Interest expense accrual	69.2	76.3
Result of debt prepayment	-	(10.6)
Interest expense paid	(62.3)	(77.6)
Income tax accrued	97.5	99.0
Income tax and asset tax paid	(8.3)	(8.7)
Foreign exchange loss	(61.1)	10.6
Changes in assets and liabilities:		
Investments other than cash and cash equivalents	2.1	-
Trade receivables	0.1	3.5
Other receivables	17.0	(21.0)
Inventories	8.1	(9.2)
Accounts payable	(9.9)	8.1
Payroll and social security taxes	(4.7)	-
Taxes payable	(21.9)	6.5
Advances from customers	(15.2)	(6.7)
Other liabilities	1.3	0.2
Cash flows provided by operating activities	**268.1**	**283.4**
Cash flows used in investing activities		
Investments other than cash and cash equivalents	28.4	-
Additions to property, plant and equipment	(101.6)	(128.3)
Cash flows used in investing activities	**(73.2)**	**(128.3)**
Cash flows used in financing activities		
Advances from customers	16.7	90.2
Dividens paid	(32.0)	-
Proceeds from loans	-	1,531.0
Payment of loans	(0.7)	(1,993.5)
Cash flows used in financing activities	**(16.0)**	**(372.3)**
Net increase / (decrease) in cash and cash equivalents	**178.9**	**(217.2)**
Cash and cash equivalents at the beginning of the year	**391.3**	**478.3**
Cash and cash equivalents at the end of the period	**570.2**	**261.1**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel